B E R M U D A         I R E L A N D         U N I T E D   S T A T E S         LLOYD’S
Creating a World Class Specialty
Insurer and Reinsurer
Investor Presentation
April 20, 2009
Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject  Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

INFORMATION CONCERNING FORWARD LOOKING
STATEMENTS AND CERTAIN OTHER INFORMATION
This presentation includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital
Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-
looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC.  Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We do not intend, and are under no obligation, to update any forward looking statement contained in this presentation.
Additional Information about the Proposed Business Combination and Where to Find It:
This material relates to a proposed business combination between IPC and Max. On March 27, 2009, IPC filed with the SEC a registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus, and filed Amendment No. 1 on April 13, 2009. This material is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL
OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT
WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website
(www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at
441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-
8800, in the case of Max’s filings.
Participants in the Solicitation:
IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.  Information about IPC’s directors and executive officers is available in Amendment No. 1 to the preliminary joint proxy statement/prospectus filed with the SEC on April 13, 2009, relating to IPC’s annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Global underwriter of specialty insurance and reinsurance
Multiple operating platforms - Bermuda, Dublin, United States, and Lloyd’s
Diversified business profile across specialty classes of business
Highly experienced management with proven track record
Opportunistic and disciplined underwriting strategy
Analytical and quantitative underwriting orientation
5 year average combined ratio, with cats, of 93%
Strong, liquid balance sheet with conservative reserving track record
Gross premiums written (2008) of $1.3 billion and equity of $1.3 billion
Prudent capital management - $305 million in dividends/repurchases over last 5 years
Significant expansion of underwriting platforms with minimal goodwill
High quality investment portfolio repositioned to reflect traditional underwriting base
Alternative investments are now a much smaller part of Max’s asset base and are reducing further
Max has evolved and repositioned itself since its formation in 1999
Max Capital Today

Short-Tail
Long-Tail
62%
38%
Insurance
Reinsurance
53%
47%

Bermuda / Dublin
Reinsurance
Bermuda / Dublin
Insurance
Lloyd’s
U.S Specialty Insurance
Major
Classes
Agriculture
Aviation
Excess liability
Medical malpractice
Professional liability
Property
Marine and energy
Whole account
Workers’ comp
Life and annuity
Aviation
Excess liability
Professional liability
Property
Personal accident
Financial institutions
Professional liability
Property
General liability
Marine
Property
Operating
Regions
United States
Latin America
Canada
European Union
Japan
Australia
New Zealand
United States
European Union
United Kingdom
Japan
Denmark
United States
Offices
Bermuda
Dublin
Bermuda
Dublin
Hamburg
London
Leeds
Tokyo
Copenhagen
New York
Philadelphia
Richmond
Atlanta
Dallas
San Francisco
Global Reach Through Established Platforms

General Liability
Marine & Energy
Other
Whole Account Aviation
3%
3%
Property
25%
8%
Prof. Liablity
9%
Workers Comp
13%
19%
Agriculture
18%
Med. Mal.

Max Has a Strong Market Position in Specialty Classes …
Working layer excess business
Focus on Fortune 1000 customers
2008 combined ratio = 88%
2008 GPW - $389 million
2008 GPW - $420 million
Bermuda / Dublin Insurance Bermuda / Dublin Reinsurance
Working layer excess / quota share
business
Cross class capability
2008 combined ratio = 87%

Excess
Liability
Professional
Liability
Aviation
Property
14%
14%
41%
32%

… With an Attractive Position in the U.S. Market and Lloyd’s
Launched in 2007
Nationwide niche E&S underwriter
Growing into expense base – target combined
ratio of 85% to 90%
Expected GPW of $250 million in 2009
2008 GPW - $194 million
2008 GPW - £65 million
(1)
U.S. Insurance Max at Lloyd’s
Acquired in November 2008
Direct and reinsurance
Expected GPW of $150 million in 2009
____________________
(1) GPW reflects full year of business, which includes periods prior to the acquisition by Max.
Marine
General
Casualty
Property
20%
31%
49%

Accident &
Health
Fin.
Institutions
Prof.
Indemnity /
Med. Mal.
Employers'
Public Liability
Property
Treaty
45%
1%
19%
18%
17%

Structure
Stock-for-stock merger of equals
Exchange Ratio
Fixed exchange ratio of 0.6429 IPC shares for each share of Max
Pro Forma Ownership
(Fully Diluted)
58% by IPC shareholders
42% by Max shareholders
Board of Directors
12 directors in total – 6 directors from Max, including CEO, and 6 directors from IPC
Non-Executive Chairman: Ken Hammond
Non-Executive Vice-Chairman: Mario Torsiello
Management
Marty Becker, Chief Executive Officer
Jim Bryce, Non-Executive Chairman of Max IPC Re Ltd.
Peter Minton, Chief Operating Officer
Joe Roberts, Chief Financial Officer
John Weale, EVP & Treasurer
Company Name
Max Capital Group Ltd.
Reinsurance Company – Max IPC Re Ltd.
Approvals
IPC and Max shareholder approvals
Customary regulatory approvals
Targeted Closing
June 2009
HSR clearance obtained
A Merger of Strength – Transaction Overview

A truly diversified, balanced global underwriting platform
Strong and vibrant franchise serving both property & casualty markets
Strong capital base with over $3 billion in equity and minimal leverage
Greater size enhances “margin of safety” and financial flexibility
Strong and deep management and underwriting teams
Complementary businesses with little overlap
Excess capital can be profitably deployed
Increased ability to accelerate growth in a hardening market
Both property & casualty markets currently provide attractive opportunities
IPC/Max Creates A World Class Specialty Company
We believe this combination will enhance value for IPC / Max shareholders

Strong and Well-Capitalized Company
Combination provides greater size and scale
Enhances valuation multiples and ratings
profile
Supports opportunistic expansion in hardening
market
Platform/underwriters are in place
High quality balance sheet
Ability to more efficiently manage capital
Greater diversification results in higher capital
scores
12/31/2008
Company Equity
1 Everest Re $4,960
2 AXIS 4,461
3 PartnerRe 4,199
4 Arch Capital 3,433
5 Transatlantic 3,198
IPC + Max 3,131
6 RenaissanceRe 3,033
7 OdysseyRe 2,828
8 Aspen 2,779
9 Allied World 2,417
10 Endurance 2,207
11 Validus 1,939
12 IPC Holdings 1,851
13 Platinum Re 1,809
14 Montpelier Re 1,358
15 Max Capital 1,280
16 FlagstoneRe 986
17 Greenlight Capital 485

____________________
(1) Includes RE, AXS, PRE, ACGL, TRH and RNR.
(2) Includes ORH, AHL, AWH, ENH, VR, IPCR, PTP, MRH and MXGL.
(3) Based on A.M. Best financial strength ratings.
Average
3-Year 2007 2008 Current Rating
(3)
> $3.0 billion of equity
(1)
1.28x 1.39x 1.09x 1.01x A to A+
< $3.0 billion of equity
(2)
1.06x 1.16x 0.89x 0.83x A- to A

Strong Balance Sheet and Capital Base
Combined
(2)
____________________
(1) Investment portfolio includes cash.
(2) Does not reflect GAAP purchase accounting adjustments. For more information, see the joint proxy statement/prospectus filed with the SEC by IPC on April 13, 2009.

As of December 31, 2008
($mm)
Investment Portfolio (1) $2,235.2 $5,356.9 $7,592.1
Total Assets $2,388.7 $7,252.0 $9,640.7
Loss & LAE Reserves $355.9 $4,305.1 $4,661.0
Stockholders' Equity $1,850.9 $1,280.3 $3,131.3
Corporate Debt $75.0 $241.4 $316.4
Total Debt / Capitalization 3.9% 15.9% 9.2%
Investments / Equity 1.21x 4.18x 2.42x

Property /
property cat
100%
2008 GPW  = $403 million
Reinsurance
Insurance
47%
53%
Reinsurance
Insurance
35%
65%
Life & annuity
P&C long-tail
Other short-tail
Property /
property cat
39%
14%
32%
15%
2008 GPW  = $1,254 million
2008 GPW  = $1,658 million
Max Capital
Reinsurance
100%
Combined IPC Holdings
A Truly Diversified Operating Platform

Life & annuity
P&C long-tail
Other short-tail
Property /
property cat
20%
19%
42%
19%

Opportunistic Expansion in a Hardening Market
A merger creates excess capital to support new business
Total property / property catastrophe premiums of over $550 million
Peak catastrophe risk (1 in 250 PML) will be limited to 20% of capital
Retentions on Max’s seasoned casualty insurance business expected to increase
Lloyd’s expected to contribute approximately $150 million in gross premiums in 2009
____________________
(1) Does not reflect GAAP purchase accounting adjustments. For more information, see the joint proxy statement/prospectus filed with the SEC by IPC on April 13, 2009.

($mm)
Combined
(1)
2008 GPW $403 $1,254 $1,658
2008 NPW $397 $840 $1,237
12/31/2008 Equity $1,851 $1,280 $3,131
NPW / Equity 0.21x 0.66x 0.40x

Benefits of Combining Short and Long Tail Business
Each $1 of catastrophe business is equal to writing 2.5x to 3.0x of casualty business, depending on the class
Aggregate underwriting profit is similar – while resulting in more stable results
50% to 60% combined ratio in property is equivalent to achieving a 80% to 87%
combined ratio in casualty based on higher (2.5x - 3.0x) premium leverage
Earnings enhanced by higher investment income due to longer duration of liabilities
Capital to be opportunistically deployed to generate highest risk adjusted returns
Segments of the casualty market currently offer attractive opportunities
Diversified portfolio of risks will generate increased and more stable underwriting returns

Diversified mix of business = lower underwriting volatility and more efficient utilization of capital

Max Investment Portfolio Highlights

Max maintains a highly rated and highly liquid portfolio
____________________
(1) Peers include: IPCR, PRE, ORH, ACGL, RE, RNR, MRH, ENH, TRH, AXS, AWH, PTP, VR, AHL, FSR, and GLRE.  Peer average represents
12/31/08 allocation of preferred / equities and “other investments” as % of total investments.
Alternatives
Cash
Fixed Income
68%
18%
14%
12/31/08
Alternatives allocation is decreasing
Market neutral / absolute return focus
Max alternatives in line with Bermuda peers
Max / IPC Target
Allocation)=
10 - 12%
Bermuda Peers
(1)
(average),,= 10%
As % of Total Investments
Long / Short
funds
Emerging /
Global Markets
Opportunistic
Arbitrage
Strategies
Distressed
Securities
44%
17%
3%
22%
15%
10-12%
16%
14%
29%
0%
5%
10%
15%
20%
25%
30%
35%
Max
12/31/05
Max IPC Target

Cash
Alternative
Investments
Fixed Income
Securities
68%
14%
18%
Cash
Equities
Alternative
Investments
Fixed Income
Securities
80%
8%
9%
3%
12/31/08 - $5.4 billion
12/31/08 - $2.2 billion
IPC and Max Maintain a High Quality Investment Portfolio
Max Capital
IPC Holdings
IPC and Max have similarly positioned investment portfolios
Alternatives / equities of combined portfolio to be reduced to 10% - 12% of total

March 31, 2009: Validus announces unsolicited, stock-for-stock, below book value, takeover proposal of IPC
April 7, 2009:  IPC Board unanimously determines Validus proposal is NOT “Superior” and reaffirms its recommendation that IPC shareholders vote to approve the Max merger
Key Considerations:
“The Validus Offer Fails to Meet IPC’s Diversification Goals” - Max’s diversified operations offer the best path to achieve diversification
“The Max Transaction Has Significant Value Creation Potential and Upside for IPC
Shareholders” - It also provides greater book value per share to IPC shareholders
“The Validus Amalgamation Proposal is Less Certain, is Riskier for IPC’s
Shareholders and Would Take Longer to Close” - Any transaction with Validus likely could not be completed before September, right in the middle of wind season
April 8, 2009: Validus initiates hostile no vote proxy contest and publicly threatens litigation
Max is Committed to the IPC Transaction
Max will vigorously defend its merger-of-equals with IPC against Validus' hostile takeover

Choice for IPC Shareholders – Vote to Approve Max Merger or NO Transaction

Validus’ Offer is Risky… …Max Offers Certainty
There is no "deal" with Validus
Voting against Max merger does not mean IPC
would choose to sell itself to Validus
VR does not meet strategic objectives of IPC
IPC shareholders have deal-in-hand with Max
Max meets strategic and financial objectives of IPC
VR's proposal is not binding
VR can withdraw offer at any time
No joint discussions with ratings agencies
IPC has not conducted due diligence on VR
Consents needed under credit facilities
Max merger is executed and is binding
IPC has a signed agreement with Max
Satisfactory indications from ratings agencies
IPC has performed diligence on Max
Credit facility consents are in hand
VR offer would close during wind season –
which could change both firms’ plans
Expected June closing - before wind season
Combining two short-tail CAT firms is risky
IPC/Max will be an established and diversified
platform
VR at 93% of 52-week high at time of offer
VR offer dilutive to IPC book value
VR has significantly underperformed market and
peers since going hostile on IPC
Max at 53% of 52-week high at time of deal
A combination with Max delivers more book
value per share to IPC
Peers have increased 9% since VR proposal
Validus has a short and questionable
operating history
Ike/Gustav losses of 12% of 6/30/08 equity
Largest loss among peer group
Max has a proven, long-term, operating history
Ike/Gustav losses of 3% of 6/30/08 equity
Smallest loss among peer group
Max Offers Certainty vs. No Deal with Validus

Deal vs.
No Deal
“Binding”?
Closing
Why Combine
Two CAT Co’s?
“Stock Premium”
is Illusory
Risk
Management

Max Maintains Truly Diversified Underwriting Platforms
Validus – 2008 GPW
(1)
Max – 2008 GPW
____________________
(1)  Source: VR investor presentation dated March 31, 2009.
Max’s casualty lines are developing favorably, with 65-75% in IBNR
Validus has no diversification – 94% of 2008 GPW is short-tail business
Other short-tail lines includes marine (29% of GPW) which are also catastrophe exposed as losses from
Hurricanes Ike/Gustav show
Max maintains well established underwriting platforms – Bermuda, Dublin, U.S. and Lloyd’s
Validus has underwriting capabilities in a limited number of lines and platforms
Short-Tail
Long-Tail
Short-Tail
Long-Tail
Short-Tail
Long-Tail

Max offers IMMEDIATE diversification across both short-tail and casualty classes

83%
84%
75%
77%
96%
84%
104%
101%
96%
96%
124%
102%
0%
25%
50%
75%
100%
125%
150%
300%
2004 2005 2006 2007 2008 Average
____________________
Source:  Company filings.
Property focused reinsurers include RNR, IPC, VR, MRH and FSR. Diversified reinsurers include RE, AXS, ACGL, TRH, PRE, ORH, AWH, ENH, AHL, PTP and MXGL.
Validus had the worst
combined ratio relative to
its mono-line peers
Validus began
operations following
Hurricanes Katrina, Rita
and Wilma
Median 94% 116% 85% 83% 94% 94%
Max 94% 106% 86% 88% 92% 93%
Diversified Platforms Generate More Consistent Margins
Diversified Reinsurers
Property Focused Reinsurers
Median 78% 201% 55% 61% 89% 97%
IPC 78% 252% 33% 50% 56% 94%
VR 57% 62% 92% NA
Validus has
underperformed its peers
over the last 3 years

78%
140%
33%
50%
56%
71%
104%
252%
60%
73%
92%
116%
0%
25%
50%
75%
100%
125%
150%
300%
2004 2005 2006 2007 2008 Average

Max Has Significantly Less Cat Exposure Versus Validus
Max seeks to limit its exposure to catastrophic events (probable maximum loss based on a 1 in 250 year event) to a maximum of 20% of surplus, often operating below this level
Validus has significant volatility embedded in its underwriting operations
Validus indicates its 1 in 250 year peak PML represents 33% of equity…
…whereas Validus lost 12.4% of its equity in Ike/Gustav, a
1:10
-15 year
event?
Extrapolating recent experience of Ike/Gustav into a 1 in 250 year event, Max’s loss would be consistent with the stated PML
Estimated 1 in 250 Year PML as % of 12/31/08 Equity
____________________
(1) Source : VR Q4 2008 investor presentation, filed on 2/13/09.
Validus IPC Max
U.S. Hurricane 33% 41% 19%
California Earthquake 19% 41% 19%
Europe Windstorm 21% 36% 5%
(1)

____________________
Source : Company filings.  Losses are generally disclosed net of reinstatement premiums.
(1) Results reflect Ike only.
(2) Equity includes preferred, which subsequently converted to common.
(1)
Validus had the greatest loss as a percentage of common equity among all its broad peer group
Hurricane Ike is considered a 1 in 10-15 year event so large losses of capital would not be expected
Max’s Diversified Portfolio Limits CAT Losses
Ike/Gustav Ultimate Net Losses as a % of 6/30/08 Common Equity ($ in millions)
(2) (2)
Losses $256 $140 $276 $140 $165 $287 $384 $305 $171 $135 $148 $155 $113 $257 $50
VR increased its Ike reserves by 42% in Q4 2008

12.4%
11.0%
10.1%
8.9%
8.4%
8.1% 8.1%
7.8%
7.0%
6.7%
6.3%
6.0%
4.8%
4.6%
3.4%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%
VR FSR RNR MRH
PTP
ACGL AXS
PRE
AHL
IPCR
ENH ORH AWH RE MXGL

“Yes a premium, but few convincing strategic reasons:
Aside from the premium to IPCR's market price (currently 4%), we see few obvious points that make this a superior offer over the longer term. While the deal brings scale to the combined companies ($4 billion capital base), we view this deal as
offering very little in the way of diversification… We expect
IPCR management to push for the combination with
MXGL, as we think it makes more sense from a strategic and
diversification standpoint.”
- RBC Capital Markets, Mark A. Dwelle
March 31, 2009
“Although the VR bid is currently a 5% premium to the
Max Capital (MXGL, $16.96, Market Perform)
combination, the MXGL/IPCR merger appears more
compelling from a business perspective, in our view, due
to the more diverse business mix. As the deals currently
stand, we expect IPCR shareholders to continue to
prefer the MXGL combination, as the modest price
premium in the VR deal is offset by the more diversified
pro-forma company MXGL/IPCR would create.”
- Keefe, Bruyette & Woods, Dean Evans
March 31, 2009
Research analysts have expressed strong support for an IPC / Max merger, placing significant emphasis on the diversification that Max provides IPC
“An IPCR/MXGL merger has strategic advantages in our
view including:
1) increased diversification,
2) ability to free up excess capital (est. at $300-$400mm)
and
3) improved likelihood of ultimately achieving
an A rating.”
- Fox-Pitt Kelton Cochran Caronia Waller, Daniel Farrell
April 7, 2009
Research Analysts Emphasize Diversification

Max Provides IPC Shareholders More Value than Validus
Diluted Tangible Book Value per IPC Share
Diluted Book Value per IPC Share
Max delivers 29% more value to
IPC’s shareholders vs. Validus
Max delivers 23% more value to
IPC’s shareholders vs. Validus
$34.93
$28.35
$20.00
$25.00
$30.00
$35.00
$40.00
Max Validus
$26.19
$33.83
$20.00
$25.00
$30.00
$35.00
$40.00
Max Validus
As of December 31, 2008
____________________
Note :  See appendix for book value per share calculations included herein.
As a multiple of IPC 1.03x 0.80x
As a multiple of IPC 1.06x 0.86x

____________________
As of April 17, 2009.
(1) Composite includes TRH, AWH, PTP, MRH, RE, PRE, ACGL, AHL, RNR, ENH, AXS, ORH.
Validus is Underperforming the Market Since Going Hostile
Performance Since Validus Offer
Validus has significantly
underperformed the market and its
peers since going hostile on IPC
13.4% underperformance vs.
reinsurance composite
IPC increase driven by strong
performance of sector
The proposed value delivered by
Validus to IPC is declining
(1)

(4.1)%
1.3%
5.7%
9.3%
10.4%
(5.0)% 0.0% 5.0% 10.0% 15.0%
VR
Max
IPC
Composite
S&P 500

0.87x
0.83x
0.85x
1.00x
0.50x
0.60x
0.70x
0.80x
0.90x
1.00x
1.10x
Max IPC VR Composite
____________________
As of April 17, 2009.
(1) Composite includes TRH, AWH, PTP, MRH, RE, PRE, ACGL, AHL, RNR, ENH, AXS, ORH.
Max Offers More Upside to IPC Shareholders
Price to Book Value – 2008 (Average)
(2)
(1)
(1)
Max has historically traded at a higher
price/book valuation than VR
Max offers significant upside for IPC
shareholders
Clear path to create significant value
for shareholders
Validus has concentrated private
equity ownership – potential overhang
on future valuation
Historical Price to Book Value Comparison

Price as a % of 52 Week High
73%
91%
81%
57%
0%
20%
40%
60%
80%
100%
Max IPC VR Composite
Average
Since
3 - Year VR IPO 2007 2008 Current
Max 1.00x 0.90x 1.11x 0.87x 0.75x
Validus NA 0.92 1.07 0.85 0.93

Max Offers a Higher Implied Price to IPC Shareholders
____________________
(1) Exchange ratio of 0.6429 IPC shares per Max share implies 1.5555 Max shares per IPC share.
(2) Exchange ratio of 1.2037 Validus shares per IPC share.

$10.0
$15.0
$20.0
$25.0
$30.0
$35.0
$40.0
$45.0
$50.0
7/25/07 10/3/07 12/12/07 2/20/08 4/30/08 7/10/08 9/18/08 11/27/08 2/5/09 4/17/09
Validus Average
Max Average
Average Implied Price to IPC
Since YTD
VR IPO 2007 2008 2009
Max Capital
(1)
$35.86 $41.72 $35.61 $26.46
Validus
(2)
27.94 29.34 27.13 28.62

Validus’s Hostile Takeover Makes No Sense
Max: Merger-of-Equals Validus: Hostile Takeover
Value Enhancing
Max provides IPC with 29% more tangible
book value per IPC share than Validus
Significant valuation upside
Rewards IPC Shareholders
Merger-of-equals with Max at similar
valuation levels
IPC shareholders have strong representation
going forward
Established and Diversified Platform
Max has a strong position in long-tail lines,
which provides IPC with REAL diversification
Certainty of Closing
Expected in June 2009
Value Destruction
Places no value on IPC’s strong franchise
VR does not meet strategic objectives of IPC
Overvalued Currency
Validus currently overvalued relative to peers,
forcing IPC shareholders to dilute book value
Higher Risk Platform
Short tail portfolio – NO diversification
Validus demonstrated poor risk management
with the highest Ike/Gustav losses (as % of
equity) among peers
No Deal Certainty
There is no deal with Validus
Longer timeframe, taking Validus stock price
exposure through wind season
No assurance IPC would choose to sell itself
to Validus

Appendix 28

IPC
Calculation of Standalone Book Value Per Share
As of December 31, 2008
Max Validus

Shares outstanding
Basic shares 55,855,103
(7)
55,805,790
(10)
75,624,697
(16)
Warrants (net) 0
635,728
(11)
2,856,884
(16)
Stock options (net) 18,608
(8)
120,685
(12)
848,758
(16)
Restricted stock awards 474,987
(8)
447,195
(12)
2,986,619
(16)
Diluted shares outstanding
(1)
56,348,698 57,009,398 82,316,958
Book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,938,734
(16)
Book value per share
(2)
$33.14 $22.94 $25.64
Diluted book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,938,734
(16)
Proceeds from exercise of
Warrants and stock options
(3)
0 0 0
Diluted book value $1,850,947 $1,280,331 $1,938,734
Diluted book value per share
(4)
$32.85 $22.46
(14)
$23.55
Tangible book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,938,734
(16)
Goodwill and other intangible assets 0 (40,488)
(15)
(147,610)
(17)
Tangible shareholders' equity $1,850,947 $1,239,843 $1,791,124
Tangible book value per share
(5)
$33.14 $22.22 $23.68
Diluted tangible book value per share
Diluted book value $1,850,947 $1,280,331 $1,938,734
Goodwill and other intangible assets 0 (40,488)
(15)
(147,610)
(17)
Diluted tangible book value $1,850,947 $1,239,843 $1,791,124
Diluted tangible book value per share
(6)
$32.85 $21.75 $21.76

Calculation of Combined Book Value Per Share (IPC / Max)
As of December 31, 2008
Combined
(a)
(per IPC share)
Max IPC
Value Delivered
by Max per IPC
Share (0.6429)
2.5% accretive
to IPC
1.2% accretive
to IPC
____________________
(a) “Combined” figures exclude impact of purchase accounting adjustments.

Shares outstanding
Basic shares 55,855,103
(7)
55,805,790
(10)
35,877,542 91,732,645
Warrants (net) 0
635,728
(11)
408,710 408,710
Stock options (net) 18,608
(8)
120,685
(12)
77,589 96,197
Restricted stock awards 474,987
(8)
447,195
(12)
287,502 762,489
Diluted shares outstanding
(1)
56,348,698 57,009,398 36,651,342 93,000,040
Book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,280,331 $3,131,278
Book value per share
(2)
$33.14 $22.94 $35.69 $34.13
Diluted book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,280,331 $3,131,278
Proceeds from exercise of
Warrants and stock options
(3)
0 0 0 0
Diluted book value $1,850,947 $1,280,331 $1,280,331 $3,131,278
Diluted book value per share
(4) $32.85 $22.46
(14)
$34.93 $33.67
Tangible book value per share
Shareholders' equity $1,850,947
(9)
$1,280,331
(13)
$1,280,331 $3,131,278
Goodwill and other intangible assets 0 (40,488)
(15)
(40,488) (40,488)
Tangible shareholders' equity $1,850,947 $1,239,843 $1,239,843 $3,090,790
Tangible book value per share (5)
$33.14 $22.22 $34.56 $33.69
Diluted tangible book value per share
Diluted book value $1,850,947 $1,280,331 $1,280,331 $3,131,278
Goodwill and other intangible assets 0 (40,488)
(15)
(40,488) (40,488)
Diluted tangible book value $1,850,947 $1,239,843 $1,239,843 $3,090,790
Diluted tangible book value per share (6) $32.85 $21.75 $33.83 $33.23

Calculation of Combined Book Value Per Share (IPC / VR)
As of December 31, 2008
Validus IPC
Termination Fee
Combined
(b)
(per IPC share)
8.7% dilutive
to IPC
12.3% dilutive
to IPC
____________________
(a) In order to place figures on a comparative basis, “combined” figures are shown per share of IPC by converting the exchange ratio of 1.2037 VR shares per IPC share to 0.8308 (1 ÷ 1.2037) IPC shares per VR share.
(b) “Combined” figures exclude impact of purchase accounting adjustments.
Value Delivered
by VR per IPC
Share (1/1.2037)
(a)

Shares outstanding
Basic shares 55,855,103
(7)
75,624,697
(16)
62,826,865 118,681,968
Warrants (net) 0 2,856,884
(16)
2,373,419 2,373,419
Stock options (net) 18,608
(8)
848,758
(16)
705,124 723,732
Restricted stock awards 474,987
(8)
2,986,619
(16)
2,481,199 2,956,186
Diluted shares outstanding
(1)
56,348,698 82,316,958 68,386,606 124,735,304
Book value per share
Shareholders' equity $1,850,947
(9)
$1,938,734
(16)
$1,938,734 $(50,000) $3,739,681
Book value per share
(2)
$33.14 $25.64 $30.86 $31.51
Diluted book value per share
Shareholders' equity $1,850,947
(9)
$1,938,734
(16)
$1,938,734 $(50,000) $3,739,681
Proceeds from exercise of
Warrants and stock options
(3)
0 0 0 0
Diluted book value $1,850,947 $1,938,734 $1,938,734 $(50,000) $3,739,681
Diluted book value per share
(4)
$32.85 $23.55 $28.35 $29.98
Tangible book value per share
Shareholders' equity $1,850,947
(9)
$1,938,734
(16)
$1,938,734 $(50,000) $3,739,681
Goodwill and other intangible assets 0 (147,610)
(17)
(147,610) (147,610)
Tangible shareholders' equity $1,850,947 $1,791,124 $1,791,124 $(50,000) $3,592,071
Tangible book value per share
(5)
$33.14 $23.68 $28.51 $30.27
Diluted tangible book value per share
Diluted book value $1,850,947 $1,938,734 $1,938,734 $(50,000) $3,739,681
Goodwill and other intangible assets 0 (147,610)
(17)
(147,610) (147,610)
Diluted tangible book value $1,850,947 $1,791,124 $1,791,124 $(50,000) $3,592,071
Diluted tangible book value per share
(6)
$32.85 $21.76 $26.19 $28.80

Footnotes
Note: Book value per share, diluted book value per share, tangible book value per share, and diluted tangible book value per share are all “non-GAAP financial measures” as defined in Regulation G.  Combined figures exclude purchase accounting adjustments.  For more information on GAAP purchase accounting adjustments, see the joint proxy statement/prospectus filed with the SEC by IPC on April 13, 2009.
1.
Calculations are based on treasury stock method for warrants and stock options; and includes all restricted stock and RSUs outstanding as of the
12/31/2008 balance sheet date. Validus’ publicly disclosed calculations are based on the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company, and the resulting common shares from exercise remain outstanding.
2.
Shareholders’ equity divided by basic shares outstanding.
3.
Calculations are based on treasury stock method, assuming the proceeds received upon exercise of warrants and stock options are used to repurchase shares at the 12/31/2008 closing market price.
4.
Diluted book value divided by diluted shares outstanding as of the 12/31/2008 balance sheet date.
5.
Tangible shareholders’ equity divided by common shares outstanding as of the 12/31/2008 balance sheet date.
6.
Diluted tangible book value divided by diluted shares outstanding as of the 12/31/2008 balance sheet date.
7.
Common shares outstanding as of 12/31/08 per the IPCR Consolidated Balance Sheet contained within the IPC 2008 Form 10-K.  Adjusted to exclude certain restricted stock awards included in shares outstanding.
8.
Note 7 in the IPC 2008 Form 10-K Notes to the Consolidated Financial Statements. Adjusted to exclude certain restricted stock awards included in shares outstanding.
9.
Per the IPC Consolidated Balance Sheet included in the IPC 2008 Form 10-K.
10.
Common shares outstanding as of 12/31/08 per the MXGL Consolidated Balance Sheet contained within the Max 2008 Form 10-K filed 2/19/2009.
11.
Note 12 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements. Based on the treasury stock method.
12.
Note 13 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements. Based on the treasury stock method. 2,021,631 non-vested restricted stock awards included in basic shares outstanding.
13.
Per the Max Consolidated Balance Sheet included in the 2008 Form 10-K.
14.
As disclosed in Max’s fourth quarter 2008 earnings press release, dated 2/11/2009.
15.
Note 5 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements.
16.
Based on page 6 of the Validus Investor Financial Supplement as of 12/31/2008 filed 2/12/2009.
17.
Note 6 in the Validus 2008 Form 10-K Notes to the Consolidated Financial Statements.